DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

03000717

No Act
P.E. 12-16-02
1-08116

January 6, 2003

Leon M. McCorkle, Jr.
Executive Vice President
General Counsel
Secretary
Wendy's International, Inc.
P.O. Box 256
4288 West Dublin Granville Rd.
Dublin, OH 43017

Act 1934
Section 14A-8
Rule
Public Availability 1-6-2003

Re: Wendy's International, Inc.
Incoming letter dated December 16, 2002

Dear Mr. McCorkle, Jr.:

This is in response to your letter dated December 16, 2002 concerning the shareholder proposal submitted to Wendy's by Sinsinawa Dominicans, Inc. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
JAN 17 2003
THOMSON
FINANCIAL

Enclosures

cc: Sr. Regina McKillip, OP
Committee Member
Peace and Justice Office
7200 W. Division
River Forest, IL 60305

Lee McCorkle
Executive Vice President
General Counsel
Secretary

December 16, 2002

Wendy's International, Inc.
Two Quality Brands, One Great Company

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth St., N.W.
Washington, D.C. 20549

Re: Securities Exchange Act of 1934/Rule 14a-8

Ladies and Gentlemen:

I am the Executive Vice President, General Counsel and Secretary of Wendy's International, Inc. (the "Company"). I am submitting this letter on behalf of the Company to request the concurrence of the staff of the Division of Corporation Finance (the "Staff") that no enforcement action will be recommended to the Securities and Exchange Commission (the "SEC") if the Company omits from its proxy statement and form of proxy for its 2003 Annual Meeting of Shareholders (the "Proxy Materials"), for the reasons outlined below, a shareholder proposal (the "Proposal") received from The Sinsinawa Dominicans (the "Proponent").

In accordance with Rule 14a-8(j) under Section 14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed are six (6) paper copies of this letter, the Proposal and the additional enclosures referred to herein. One copy of this letter, with copies of all enclosures, is being simultaneously sent to the Proponent by mail.

The Company presently expects to file its definitive Proxy Materials with the SEC on or about March 8, 2003.

<u>Summary of the Company's Position</u>

In summary, the Company believes that it may exclude the Proposal from its Proxy materials under Rules 14a-8(b), (e) and (f) because:

- the Proponent has failed to demonstrate its eligibility to submit a shareholder proposal pursuant to Rule 14a-8(b) after having been notified of the applicable requirements and being given an opportunity to do so pursuant to Rule 14a-8(f); and

- the Proponent submitted the Proposal after the deadline published in the Company's 2002 proxy statement (the "2002 Proxy Statement") in violation of Rule 14a-8(e).

P.O. Box 256
4288 West Dublin Granville Rd.
Dublin, Ohio 43017
614-764-3210
fax: 614-764-3243
lee_mccorkle@wendys.com

<u>The Proposal, Notification of Deficiencies and Failure to Remedy</u>

On November 13, 2002, the Company received the enclosed letter, dated November 8, 2002, from the Proponent setting forth the Proposal. The Proposal requests that the Company include a resolution in the Company's Proxy Materials recommending that the Board of Directors of the Company review the Company's policies for food products containing genetically engineered ingredients. With regard to its eligibility to submit a shareholder proposal in accordance with Rule 14a-8, the Proponent's November 8 letter stated that it is the beneficial owner of 32 shares of the Company's common stock, that it intended to hold "the required value of common stock at least through the date of our Company's Annual Meeting" and that verification of its ownership was enclosed. The verification enclosed with the Proponent's November 8 letter was a statement from the record holder bank, dated November 4, 2002, a copy of which is also enclosed, stating that "[t]his verifies that [the Proponent] won [sic] and hold in street name in their Heartland Financial USA, Inc. account 32 shares of [the Company]."

The Company responded to the Proponent's November 8 letter with a letter dated November 26, 2002, a copy of which is enclosed. In accordance with Rule 14a-8(f), the Company's November 26 letter:

- advised the Proponent of the eligibility requirements set forth in Rule 14a-8(b);

- advised the Proponent that, because the Proponent's letter did not indicate that it owned the minimum amount of Company stock required by Rule 14a-8(b) when it submitted the Proposal and because the Proposal was submitted after the deadline for shareholder proposals as published in the Company's 2002 proxy statement, the Company intended to exclude the Proposal from the Proxy Materials and to submit a no-action request letter to the SEC in accordance with Rule 14a-8(j);

- stated that the Company could assert substantive arguments against including the Proposal in the no-action request letter; and

- invited the Proponent to demonstrate that it met the eligibility and procedural requirements to submit a shareholder proposal under Rule 14a-8 and notified the Proponent of the time frame for its response.

On December 11, 2002, the Company received a letter from the Proponent ("Proponent's Response"), a copy of which is attached hereto. Proponent's Response:

- acknowledged that the Company received the Proposal on November 13, 2002;

- acknowledged that Proponent alone did not hold the required value of common shares; and

- alleged that "the co-filer of the [Proposal], the Sisters of Mercy of the St. Louis Regional Community, Inc. ("Sisters of Mercy") own a total of 100 shares."

The verification enclosed with Proponent's Response was a revised letter from the record holder bank dated November 8, 2002, a copy of which is enclosed, which:

- reiterated that the Proponent was the record holder of 32 shares of Company stock; and

- added that "[t]hey have owned these shares continuously for the last twelve months."

To date, the Company has not received any communication from the Sisters of Mercy indicating it is a "co-filer" of the Proposal as alleged in the Proponent's Response or any ownership information which would substantiate its eligibility to submit a shareholder proposal pursuant to Rule 14a-8(b).

<u>Grounds for Exclusion of the Proposal</u>

The Company believes that the Proposal may be omitted pursuant to Rules 14a-8(b) and (f).

I. <u>The Proponent is Ineligible to Submit the Proposal Under Rule 14a-8(b)</u>

Under Rule 14a-8(b) (Question 2), to be eligible to submit a shareholder proposal, the Proponent must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the Proposal at the meeting for at least one year by the date it submitted the Proposal (and must continue to hold those securities through the date of the meeting). Rule 14a-8(b) further requires that the Proponent prove its eligibility by submitting to the Company a written statement from the record owner of the Proponent's shares verifying that, at the time the proposal was submitted, the Proponent continuously held the shares for at least one year.

The Proponent failed to establish its eligibility to submit a proposal in accordance with Rule 14a-8(b) because the number of shares held by the Proponent does not satisfy the ownership requirements of Rule 14a-8(b):

- According to the Proponent, it was the beneficial owner of 32 shares of the Company as of the date the Proposal was submitted to the Company;

- The record owner bank verified that the Proponent beneficially owned 32 shares of the Company in street name; and

- The market value of 32 shares of the Company, calculated pursuant to the method discussed in Section C.1.a. of Staff Legal Bulletin No. 14, equals $1,167.04. [1]

In the Company's November 26 letter, the Proponent was told it had 14 calendar days from receipt of the November 26 letter to respond to the Company with the requisite proof of eligibility. Evidence of delivery on November 27, 2002, is enclosed. Although the Company received the Proponent's response within the 14 day time frame, the response fails to provide any additional ownership information to substantiate that the Proponent owns the requisite numbers of shares. In fact, both Proponent and the record owner merely reiterate that the Proponent beneficially owns 32 shares of the Company. Notwithstanding Proponent's unsupported claim that the Sisters of Mercy is a "co-filer" of the Proposal, absolutely no ownership information which would substantiate the eligibility of the Sisters of Mercy to submit a shareholder proposal pursuant to Rule 14a-8(b) has been provided.

The Staff has granted no-action relief with respect to the omission of a proposal when a proponent has failed to supply, within 14 days of receipt of a request, documentary support sufficiently evidencing that the proponent satisfies the minimum ownership requirement for the one-year period required by Rule 14a-8(b). *See, e.g.*, Equidyne Corporation (avail. November 19, 2002; Actuant Corporation (avail. October 9, 2002); The May Department Stores Company (avail. March 21, 2002); McDonald's Corporation (avail. March 13, 2002); Weirton Steel Corporation (avail. March 9, 2001). In addition, on July 13, 2001, the Staff issued a Staff Legal Bulletin regarding Rule 14a-8, which stated:

> If a shareholder fails to follow the eligibility or procedural requirements of rule 14a-8, the rule provides procedures for the company to follow if it wishes to exclude the proposal. For example, rule 14a-8(f) provides that a company may exclude a proposal from its proxy materials due to eligibility or procedural defects if
>
> - within 14 calendar days of receiving the proposal, it provides the shareholder with written notice of the defect(s), including the time frame for responding; and

[1] Based on reported composite prices the highest intra-day selling price of the Company's common stock during the 60 calendar days before the Proponent submitted its proposal was $36.47 per share on October 2, 2002.

- the shareholder fails to respond to this notice within 14 calendar days of receiving the notice of the defect(s) or the shareholder timely responds but does not cure the eligibility or procedural defect(s).

Staff Legal Bulletin No. 14, section C.6, July 13, 2001.

The Company believes that, consistent with the Staff's positions in the letters cited above and Staff Legal Bulletin No. 14, the Proposal may be excluded from the Proxy Materials pursuant to Rule 14a-8(b) because the Proponent failed to demonstrate after timely request by the Company that, at the time the Proponent submitted the Proposal, it held $2,000 in market value or 1% of the securities of the Company.

II. <u>The Proponent Failed to Timely Submit the Proposal in Violation of Rule 14a-8(e)</u>

The Company also believes that the Proposal may be omitted from the Proxy Materials pursuant to Rules 14a-8(e) and (f). Under Rule 14a-8(e), a shareholder proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. The date of the Company's proxy statement released to shareholders in connection with the Company's 2002 Proxy Statement was March 12, 2002. Accordingly, the deadline for submitting a proposal for inclusion in the 2003 Proxy Materials was November 12, 2002. This deadline was clearly set forth in the Company's 2002 Proxy Statement. The Company received the Proponent's letter, dated November 8, 2002, on November 13, 2002. Because the Proponent failed to timely submit the Proposal and the Company followed the procedural requirements of Rule 14a-8(f) as set forth in Part I above, the Company believes it may properly exclude the Proposal from the Company's 2002 Proxy Materials.

The Staff has granted no-action relief with respect to the omission of a proposal when a proponent has failed to meet the deadline for submitting shareholder proposals as required by Rule 14a-8(e). See, e.g., UGI Corporation (avail. November 20, 2002); Oracle Corporation (avail. August 22, 2002); and Sara Lee Corporation (avail. July 19, 2002).

The Company believes that, consistent with the Staff's positions in the letters cited above, the Proposal may be excluded from the Proxy Materials under Rule 14a-8(e) because the Proponent failed to submit the Proposal prior to the deadline for shareholder proposals.

Conclusion

The Proponent failed to provide documentary support that it met the eligibility requirements for submitting a shareholder proposal, as required by Rule 14a-8(b), as of the date of submission of the Proposal. Furthermore, the Proponent failed to submit the Proposal prior to the deadline for shareholder proposals as required by Rule 14a-8(e). The Company notified the Proponent of the eligibility and procedural defects of the Proposal, timely giving the Proponent the opportunity to demonstrate its eligibility for submitting the shareholder proposal. However, the Proponent failed to comply with the request for information.

The Proponent was advised in the Company's November 26 letter, without waiving other possible bases for exclusion, that the Company intended to exclude the Proposal if the Proponent failed to demonstrate that it met the eligibility and procedural criteria to submit the Proposal, pursuant to Rule 14a-8(b), (e) and (f).

We hereby request on behalf of the Company that the Staff not recommend any enforcement action if the Proposal is excluded from the Proxy Materials for the reasons set forth above.

If the Staff has any questions or comments regarding this filing, or if additional information is required in support of the Company's position, please contact the undersigned at (614) 764-3210.

Sincerely,

Kathleen M. McLaughlin

for Leon M. McCorkle, Jr.

The Sinsinawa Dominicans

Shareholder and Consumer Action Advisory Committee

RECEIVED
HUMAN RESOURCES
NOV 18 2002
BENEFITS, COMP, HRIS

Please respond to: Peace and Justice Office
7200 W. Division
River Forest, IL 60305

November 8, 2002

John T. Schuessler, CEO
Wendy's International, Inc.
4288 West Dublin-Granville Rd.
P.O. Box 256
Dublin, OH 43017

Dear Mr. Schuessler,

Sinsinawa Dominicans, Inc. (previously incorporated as St. Clara College) is the beneficial owner of 32 shares of Wendy's International common stock. Verification of our ownership is enclosed.

I am hereby authorized by Sinsinawa Dominicans, Inc. to file the enclosed shareholder resolution entitled, *Report on Impacts of Genetically Engineered Food.* This resolution recommends that our Board review the Company's policies for food products containing genetically engineered ingredients.

I hereby submit that we, Sinsinawa Dominicans, Inc. should be included by name as proponents of this resolution in the proxy statement which will be considered and acted upon by Company shareholders at the 2003 Annual Meeting, in accord with rule #14A-8 of the General Rules and Regulations of the Securities and Exchange Commission Act of 1934.

I assure you that we intend to hold the required value of common stock at least through the date of our Company's Annual Meeting. We would be very willing to meet with a Company representative at a mutually convenient time in order to discuss our concerns related to this issue.

Sincerely,

Sr. Regina McKillip, OP

Sr. Regina McKillip, OP
Committee Member

Enclosure
Cc: Margie Weber, ICCR

REPORT ON IMPACTS OF GENETICALLY ENGINEERED FOOD
Wendy's International

RESOLVED: Shareholders request that our Board review the Company's policies for food products containing genetically engineered (GE) ingredients and report to shareholders by March 2004. This report, developed at reasonable cost and omitting proprietary information, would identify the risks, financial costs (including opportunity costs) and benefits, and environmental impacts of the continued use of GE-ingredients in food products sold or manufactured by the company.

Supporting Statement

There continue to be indicators that genetically engineered agricultural products may be harmful to humans, animals, or the environment:

- The National Academy of Sciences (NAS) report (8/2002) *Animal Biotechnology: Science-Based Concerns* cautions that the current regulatory system is inadequate to address "potential hazards, particularly in the environmental area." (p. 14). Environmental problems from accidentally released transgenic animals such as fish or pigs could be difficult to identify and more difficult to remedy;
- Research reported to the Ecological Society of America indicated that a gene artificially inserted into crop plants to fend off pests can migrate to weeds in a natural environment and make the weeds stronger (8/8/2002);
- The NAS report, *Genetically Modified Pest-Protected Plants*, recommends improved methods for identifying potential allergens in genetically engineered pest-protected plants and found the potential for gaps in regulatory coverage (4/2000);
- The NAS report *The Environmental Effects of Transgenic Plants* calls for "significantly more transparent and rigorous testing and assessment" of GE-plants (2/2002);
- Since fall 2000, many millions of dollars have been spent by food companies in recalling food containing GE corn not approved for human consumption;
- For human health and environmental concerns, the European Union has proposed regulations to phase out by 2005 antibiotic-resistant marker genes, widely used to develop GE seeds;
- Research has shown that GE-Bt crops are building up Bt toxins in the soil, with unknown long-term effects on soil ecology;
- Crops engineered to produce pharmaceuticals and industrial chemicals could pollute the food system if companies and farmers do not adhere to the voluntary planting guides of the industry (10/21/2002).

Markets for GE-foods are threatened by extensive resistance:

- Upon ratification by 50 countries, the Biosafety Protocol, signed by over 100 countries, will require that genetically engineered organisms (GEOs) intended for food, feed and processing must be labeled "may contain" GEOs. Countries can decide whether to import those commodities based on a scientific risk assessment;
- Countries around the world, including Brazil, Greece, and Thailand, have instituted moratoriums or banned importation of GE seeds and crops;
- Labeling of GE foods is required in the European Union, Japan, New Zealand, South Korea and Australia, and favored by 70-93% of people surveyed in approximately a dozen opinion polls in the U.S.

We urge that this report:
1) identify the scope of the Company's products that are derived from/contain GE ingredients;
2) outline a contingency plan for sourcing non-GE ingredients should circumstances so require;
3) cite evidence of long-term safety testing that demonstrates that GE crops, organisms, or products thereof are actually safe for humans, animals, and the environment.

DB&T DUBUQUE BANK & TRUST
MEMBER HEARTLAND FINANCIAL USA, INC.

TRUST & INVESTMENTS
1398 CENTRAL • P.O. BOX 747 • DUBUQUE, IA 52004-0747
PHONE (563) 589-2133 • TOLL FREE (866) 397-2133 • FAX (563) 589-2030
www.dubuquebank.com

November 4, 2002

RECEIVE
HUMAN RESO
NOV 18
BENEFITS, C

Reg McKillip, OP
House of Connections
2128 S. Central Park Ave.
Chicago, IL 60623-3113

Re: Sinsinawa Dominicans – Peace & Justice

To Whom It May Concern:

This verifies that the Sinsinawa Dominicans won and hold in street name in their Heartland Financial USA, Inc. account 32 shares of Wendy's International Inc.

If further information is required, please do not hesitate to contact me at the number listed above.

Sincerely,

Polly L Hauser / bld

Polly L. Hauser, CFP
VP & Senior Account Administrator

PLH:bld

DB&T DUBUQUE BANK & TRUST
MEMBER HEARTLAND FINANCIAL USA, INC.

TRUST & INVESTMENTS
1398 CENTRAL • P.O. BOX 747 • DUBUQUE, IA 52004-0747
PHONE (563) 589-2133 • TOLL FREE (866) 397-2133 • FAX (563) 589-2030
www.dubuquebank.com

November 8, 2002

Reg McKillip, OP
House of Connections
2128 S. Central Park Ave.
Chicago, IL 60623-3113

Re: Sinsinawa Dominicans – Peace & Justice

To Whom It May Concern:

This verifies that the Sinsinawa Dominicans are the current holders of record of 32 shares of Wendy's International Inc. common stock. They have owned these shares continuously for the last twelve months.

If further information is required, please do not hesitate to contact me at the number listed above.

Sincerely,

Polly L Hauser / bld

Polly L. Hauser, CFP
VP & Senior Account Administrator

PLH:bld

The Sinsinawa Dominicans

Shareholder and Consumer Action Advisory Committee

Mr. Lee McCorkle
Executive Vice President
Wendy's International, Inc
P.O. Box 256
4288 West Dublin Granville Rd.
Dublin, Ohio 43017

Dear Mr. McCorkle,

This is regarding your letter concerning the Sinsinawa Dominican Inc. eligibility to submit the resolution entitled, *Report on Impacts of Genetically Engineered Food.*
You received this resolution on November 13, 2002.

It is correct that Sinsinawa Dominican Inc. alone do not hold at least $2,000 worth of Wendy's stock. However, the co-filer of the above resolution, the Sisters of Mercy of the St. Louis Regional Community, Inc. own a total of 100 shares. Consequently, together we own the necessary amount to file this resolution. Therefore, I expect you to include our resolution in the 2003 proxy statement.

I am grateful for your willingness to speak with us regarding our concerns related to genetically engineered foods. I will be in touch with your assistant, Kathleen McLaughlin to arrange a time to talk with you.

Sincerely,

Sr. Regina McKillip, OP
Committee Member

Cc: Margie Weber, ICCR

Lee McCorkle
Executive Vice President
General Counsel
Secretary

Wendy's
International, Inc.
Two Quality Brands,
One Great Company

November 26, 2002

Federal Express

Sr. Regina McKillip, O.P.
The Sinsinawa Dominicans
Peace and Justice Office
7200 West Division St.
River Forest, IL 60305

Dear Sister McKillip:

Your letter and shareholder proposal dated November 8 regarding genetically engineered foods addressed to our Chairman and Chief Executive Officer Jack Schuessler has been forwarded to me for a response. Your letter, which we received on November 13, indicates that Sinsinawa Dominicans, Inc. holds 32 common shares of Wendy's International, Inc. in street name. It also purports to have been submitted under Securities and Exchange Commission Rule 14d-8.

As you may be aware, Rule 14d-8 specifies certain eligibility and procedural criteria that must be met before a proposal can be properly submitted, including continuously holding at least $2,000 of the issuer's shares for at least one year prior to the date the proposal is submitted and receipt of the proposal by the date published in the issuer's last prior proxy statement. Since your letter indicates that you hold less than $2,000 of our common shares and was received after the date published in our 2002 proxy statement, we intend to exclude the proposal from our 2003 proxy statement and to submit a no-action request letter to the Commission in accordance with Rule 14d-8(j). We may also assert substantive arguments to the Commission. If you believe that you meet the eligibility and procedural criteria as described above you must postmark your written response, or transmit it electronically, together with proof of ownership as required by Rule 14d-8(b) to me by no later than 14 calendar days from the date you receive this letter.

The foregoing response aside, we would be interested in speaking with you or your designee to better understand your concerns related to so called genetically engineered foods. The subject you attempt to introduce is both complex and paradoxical. As you know better than I, at least since the recognition of the works of the Augustinian Gregor Mendel, the untold benefits of attention to genetics in feeding the populations of the world as against imagined effects of that attention have been and are being studied and debated. The scope and breadth of your draft proposal suggests both immense cost and duplication of existing and ongoing scientific efforts. Please call my assistant, Kathleen McLaughlin, at 614-764-3211, to arrange a mutually convenient time, should you be interested in further discussion.

Sincerely,

Leon M. McCorkle, Jr.

LMM/kmcl

P.O. Box 256
4288 West Dublin Granville Rd.
Dublin, Ohio 43017
614-764-3210
fax: 614-764-3243
lee_mccorkle@wendys.com

Kathleen McLaughlin
11/27/2002 06:19 PM

To: Dana Klein/Corporate/Wendys@WENDYS
cc:
Subject: FedEx shipment 791985679247

FYI . . .

----- Forwarded by Kathleen McLaughlin/Corporate/Wendys on 11/27/2002 06:20 PM -----

<sysdeliv@fn3a.prod.fedex.com>; FedEx <donotreply@fedex.com>
11/27/2002 10:37 AM
Please respond to FedEx

To: <kathleen_mclaughlin@wendys.com>
cc:
Subject: FedEx shipment 791985679247

Our records indicate that the shipment sent from Kathleen McLaughlin/Wendy's Internationa
to Sr. Regina McKillip, O.P./The Sinsinawa has been delivered.
The package was delivered on 11/27/2002 at 9:22 AM and signed for or released by 3785346.

The ship date of the shipment was 11/26/2002.

The tracking number of this shipment was 791985679247.

FedEx appreciates your business. For more information about FedEx services, please visit our web site at http://www.fedex.com

To track the status of this shipment online please use the following:
http://www.fedex.com/cgi-bin/tracking?tracknumbers=791985679247&action=track&language=english&cntry_code=us

Disclaimer

FedEx has not validated the authenticity of any email address.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 6, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wendy's International, Inc.
Incoming letter dated December 16, 2002

The proposal requests that the board report on Wendy's policies relating to food products containing genetically engineered ingredients to identify the risks, financial costs and benefits, and environmental impacts of the continued use of GE-ingredients in food products sold or manufactured by Wendy's.

There appears to be some basis for your view that Wendy's may exclude the proposal under rule 14a-8(e)(2) because Wendy's received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if Wendy's omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Wendy's relies.

Sincerely,

Gail A. Pierce
Attorney-Advisor